Exhibit 99.2

Appendix 1 – Recommendation from the Nomination Committee

Nominated candidates to the Board of Directors

Alain Munoz

Board member

Elected to the Board in 2005 (resigned in 2006 and was re-elected in 2007).

Qualifications

MD in Cardiology and Anaesthesiology, head of the clinical department of cardiology at the University Hospital of Montpellier. He has numerous publications to his name and has been a member of the scientific committee of the French Drug Agency (ANSM).

Competencies

Alain Munoz is CEO of Science, Business and Management SASU (France), and has more than 30 years' experience in the pharmaceutical industry at senior management level. He served as SVP for international development within the Sanofi Group and as SVP for the pharmaceutical division of Fournier Laboratories.

Alain Munoz is an independent board member of Amryt Pharma, Auris Medical and Oxthera He is a member of the Scientific advisory board of Valneva SE.

Martin Nicklasson

Chairman of the Board

Chairman of the Remuneration and Compensation Committee

Chairman of the Nomination Committee

Elected to the Board in 2015 and regarded as an independent board member.

Qualifications

Certified pharmacist.

PhD in Pharmaceutical Technology from the University of Uppsala, where he is an Associate Professor in the Department of Pharmaceutics.

Competencies

Martin Nicklasson has held various executive vice president positions at AstraZeneca PLC and has served as President and CEO of Biovitrum AB and Swedish Orphan Biovitrum AB. Prior to this, he held a number of leadership positions at AB Astra and Kabi Pharmacia AB. Martin Nicklasson is Chairman of the boards of Orexo AB and Kymab Ltd. He serves as a board member of Basilea Pharmaceutica Ltd.

Michael J. Owen

Board member

Elected to the Board in 2012 and regarded as an independent board member.

Qualifications

PhD in Biochemistry from Cambridge University and BA in Biochemistry from Oxford University.

Competencies

Michael J. Owen is co-founder and former CSO of Kymab Ltd. Before joining Kymab, he held several leading positions at GlaxoSmithKline (GSK), latterly as SVP and head of biopharmaceuticals research. Prior to joining GSK in 2001, he headed the Lymphocyte Molecular Biology group at the Imperial Cancer Research Fund. He has more than 20 years' research experience with a focus on the immune system. He has more than 150 publications to his name and is a member of the European Molecular Biology Organization and a Fellow of the Academy of Medical Sciences.

Michael J Owen is Chairman of the board of Ossianix Inc and is also a member of the board of Avacta Group plc, ReNeuron Group plc, Sareum Holdings plc, Iksuda Therapeutics and GammaDelta Therapeutics. He is also an adviser to the CRT Pioneer Fund.

Kirsten Aarup Drejer

Board member

Elected to the Board in 2018 and regarded as an independent board member.

Qualifications

PhD in Pharmacology and an MSc in Pharmacy from the University of Copenhagen.

Competencies

Kirsten Drejer is co-founder and previous CEO of Symphogen A/S (2000-2016) which is a privately biotech company dedicated to the development of mAb mixtures to provide effective treatments to serious diseases including oncology. Dr. Drejer holds more than 30 years of international experience in the pharmaceutical and biotech industry. Before co-founding Symphogen A/S in 2000, Kirsten Drejer held several scientific and managerial positions at Novo Nordisk A/S, including four years as Director of Diabetes Discovery, and three years as Corporate Facilitator. In addition to her position as member of the board of directors of Zealand Pharma she holds board seats with Bioneer A/S (Chairman), Bioporto A/S, Lyhne & Co, Antag Therapeutics ApS (Chairman), Alligator Bioscience and ResoTher Pharma ApS (Chairman). Additionally, she is on the Advisory Board for The Faculty of Pharmaceutical Sciences, University of Copenhagen and the Advisory Board for DTU Bioengineering and she serves on the expert panel for InnoBooster grants.

Bernadette Connaughton

Board member

Regarded as an independent board member.

Qualifications

MBA from The Wharton School, University of Pennsylvania and BA from Johns Hopkins University.

Competencies

Bernadette Connaughton has held a number of leading positions as President and Vice President at Bristol-Myers Squibb focusing on the commercialization of oncology, virology, cardiovascular and diabetes products. She has more than 30 years of global strategic, commercial and leadership expertise, and a broad perspective on the strategy, capabilities and governance required for successful execution in U.S. and international markets. She has been a member of the European Federation of Pharmaceutical Industry Association, Patient Access and European Markets Committees and phRMA Marketing Practices, Industry Code of Practices and DTC Code Committees, among others.

In addition to her position as member of the board of directors of Zealand Pharma she holds board seats with Halozyme Therapeutics, Inc. (since September 2018) and Syneos Health, Inc. (since November 2019). Additionally, she is on the board of Boys and Girls Club of Mercer County.

Leonard Kruimer

Board member

Regarded as an independent board member.

Qualifications

MBA from Harvard Business School and a Certified Public Accountant in New York State.

Competencies

Leonard Kruimer has more than 35 years of experience in corporate finance, planning and strategy, including 20 years in senior executive positions in private and publicly listed biotechnology companies. He is currently Chairman of the Board of BioInvent International AB and serves as independent board member of Oncolytics, a Nasdaq listed company. He is on the investment advisory council of Karmijn Kapitaal, a private equity company in Amsterdam. He was Chief Financial Officer and Member of the Management Board at Crucell N.V. from 1998 until its acquisition by JNJ in 2011. Previously, he held senior executive positions at GE Capital and Continental Can Company. He started with Price Waterhouse in New York and was a consultant with McKinsey.

Jeffrey Berkowitz

Board member

Regarded as an independent board member.

Qualifications

J.D., Brooklyn Law School, Brooklyn, NY and BA Political Science, Union College, Schenectady, NY.

Competencies

Jeffrey Berkowitz is a global executive with extensive branded and generic pharmaceutical, retail pharmacy, wholesale drug distribution, specialty, payor and healthcare services leadership experience in P&L accountable roles. He has held a number of international leading positions, including Executive Vice President of UnitedHealth Group/Optum where he led Optum's International division as CEO, and Senior Vice President at Merck & Company, Inc. He has also served as President of Pharma and Global Market Access at Walgreens Boots Alliance, Inc. He is a member of the Board of Directors of H. Lundbeck A/S, Esperion Theraptics, Inc. and Infinity Pharmaceuticals, Inc., and has served on the Board of Directors of the Swiss-American Chamber of Commerce. Jeffrey Berkowitz has been recognized three times in PharmaVoice magazine as one of the 100 Most Inspiring Leaders in the Life Sciences in 2009, 2010 and 2012.